RELIANCE Energy
Anil Dhirubhai Ambani Group

RECEIVED

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

5th February, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07021181

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	A letter dated 5th February, 2007 intimating about disclosures with respect to subscription of 1,54,00,000 equity shares for conversion of warrants into equity shares, as received from M/s AAA Project Ventures Private Limited

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Copy to: Mr Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

5th February, 2007

The General Manager

The Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub: **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosures with respect to subscription of 1,54,00,000 equity shares for conversion of warrants into equity shares, as received from M/s AAA Project Ventures Private Limited.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 - **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 - **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGE BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATION, 1997

Name of the Target company	**Reliance Energy Limited**	
Date of reporting	05.02.2007	
Name of the stock exchanges where the shares of the target company are listed	National Stock Exchange of India Limited Bombay Stock Exchange Limited	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers / ~~sellers~~ and PACs with them	AAA Project Ventures Private Limited, Shri Anil D Ambani, Smt. Tina A Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Anadha Enterprise Private Limited. Bhavan Merchantile Private Limited, Reliance Innoventures Limited (Post merger of AAA Global Business Enterprises Private Limited), Hansdhwani Trading Company Private Limited and Reliance Capital Limited.	
Date of acquisition /~~-sale~~	30.01.2007	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	31.01.2007	
Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.)	Subscription for conversion of warrants into equity shares	
Mode of sale (e.g. open market /MOU/off market etc.)	Not Applicable	
Particulars of acquisition/sale	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/sale	6,33,26,776	29.72
(b) Shares/voting rights acquired/~~sold~~	1,54,00,000	4.73
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	7,87,26,776	34.45
Paid up capital/total voting capital of the target company before the said acquisition	21,31,30,308 Equity Shares of Rs. 10 each	
Paid up capital/total voting capital of the target company after the said acquisition	22,85,30,308 Equity Shares of Rs. 10 each	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

Signature of the Authorised Signatory

Place: Mumbai

Date: 05.02.2007

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulation, 1992
[Regulation 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% in a listed company

Name & address of shareholders	Shareholding prior to acquisition / ~~sale~~	No. and percentage of shares/ voting rights acquired / ~~sold~~	~~Receipt of allotment advice~~/ acquisition of shares / ~~sale of shares~~ (specify)	Date of intimation to Company	Mode of acquisition on (~~Market purchase/ public/rights~~/ preferential offer etc.)	No. & % of shares/voting rights post-acquisition / ~~sale~~	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
AAAProject Ventures Private Limited Reliance Energy Centre, 3rd Floor, Santa Cruz (East) Mumbai 400 055	1,49,91,685 7.03%	1,54,00,000 6.27%	30.01.2007	31.01.2007	Subscription for conversion of warrants into equity shares	3,03,91,685 13.30%	NA	NA	NA	NA	NA	NA

Date : 05.02.2007

Place : Mumbai

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END